New Alternatives Fund
12/31/14 N-SAR
Sub-Item 77(c)


NEW ALTERNATIVES FUND, INC.
SPECIAL MEETING OF SHAREHOLDERS
October 24, 2014
as Adjourned to November 7, 2014


MATTER:
To approve an
Agreement and Plan
of Reorganization
dated June 27, 2014,
and the transactions
contemplated
thereby, including
(a) the transfer of
substantially all of
the assets and
liabilities of New
Alternatives Fund,
Inc., a New York
corporation (the
"Fund") to a
corresponding series
of New Alternatives
Fund, a Delaware
statutory trust (the
"Trust") in exchange
for Class A Shares
of the Trust; and
(b) the distribution
of such Class A
Shares of the Trust
to the shareholders
of the Fund
according to their
respective
interests.

FOR 	1,552,718

AGAINST: 90,118

ABSTAIN: 218,792

PERCENTAGE OF SHARES VOTED FOR 83.41%